As filed with the Securities and Exchange Commission
                                 on June 6, 1997

                                                                File No. 70-8787

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                          PRE-EFFECTIVE AMENDMENT NO. 4

                                     TO THE

                        FORM U-1 APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                       ----------------------------------

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202
                       ----------------------------------
                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None
                       ----------------------------------
                    (Name of top registered holding company)

                                Richard C. Kelly
                            Executive Vice President,
                      Chief Financial Officer and Treasurer
                             1225 Seventeenth Street
                             Denver, Colorado 80202

                       ----------------------------------
                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Patricia T. Smith, Esq.                             Gary W. Wolf, Esq.
William M. Dudley, Esq.                             Cahill Gordon & Reindel
Public Service Company of Colorado                  80 Pine Street
1225 Seventeenth Street                             New York, New York  10005
Denver, Colorado  80202

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019



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     New Century Energies, Inc. ("NCE") hereby amends its
Application/Declaration on Form U-1 (File No. 70-8787), as follows:

     1. By amending and restating Item 1.A.1. as follows:

     Pursuant to Sections 9(a)(2) and 10 of the Act, NCE hereby requests authorization and approval of the Commission to acquire, by means of the mergers described below, all of the issued and outstanding common stock of PSCo, SPS, and Cheyenne Light, Fuel and Power Company ("Cheyenne"), a Wyoming public utility company and currently a wholly-owned subsidiary of PSCo. NCE also hereby requests that the Commission approve (i) the acquisition by NCE of all of the outstanding voting securities of New Century Services, Inc. ("NC Services"), NC Enterprises, Inc. ("NC Enterprises"), West Gas Interstate, Inc. ("WGI"), a subsidiary of PSCo that is engaged in the gas transportation business,(1) and PS Colorado Credit Corporation ("PSCCC"), a subsidiary of PSCo that finances (factors) certain of PSCo's current assets, under Section 9(a)(1) of the Act;
(ii) the acquisition by NC Enterprises of securities of all of SPS's and certain of PSCo's non-utility subsidiaries under Section 9(a)(1) of the Act; (iii) the acquisition by NCE, NC Enterprises, or e prime, inc. ("e prime"), a subsidiary of PSCo which is to become a subsidiary of NC Enterprises, of all of the outstanding voting securities of New Century International, Inc. ("NC International"); (iv) NC Services as a subsidiary service company in accordance with the provisions of Rule 88 of the Act and the Utility Service Agreement and the Non-Utility Service Agreement as a basis for NC Services to comply with
Section 13 of the Act and the Commission's rules thereunder; (v) certain additional affiliate transactions as being in accordance with the provisions of
Section 13 of the Act; (vi) the issuance of NCE Common Stock in connection with the Transaction; and (vii) other related transactions as described herein.

     2. By amending and restating the first paragraph of Item 1.A.2. as follows:

     Pursuant to an Agreement and Plan of Reorganization, dated as of August 22, 1995, as amended on December 8, 1995

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1    WGI is regulated by the FERC, but is not a public-utility company within the meaning of the Act.

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                                      -3-


(the "Merger Agreement"), PSCo Merger Corp., a Colorado corporation and a wholly-owned subsidiary of NCE ("PSCo Merger Corp."), will be merged with and into PSCo, with PSCo continuing as the surviving corporation (the "PSCo Merger"), and SPS Merger Corp., a New Mexico corporation and a wholly-owned subsidiary of NCE, will be merged with and into SPS, with SPS as the surviving corporation (the "SPS Merger"). As a result of the PSCo Merger and the SPS Merger, and the declaration of a dividend by PSCO to NCE of all of the stock of Cheyenne, PSCo, SPS, and Cheyenne will become operating subsidiaries of NCE, and NCE will be a holding company within the meaning of the Act. NCE will file a notification of registration under Section 5 of the Act on Form U5A within 30 days of the merger and will file a registration statement on Form U5B within 90 days thereafter.

     3. By amending and restating footnote 9 in Item 1.B.3.a. as follows:

     PSCo through NC International (or alternatively e prime) expects to acquire prior to the closing of the Transaction for $2 million a minority interest in Independent Power Corporation PLC ("IPC"), a British company that is in the business of developing, owning, and operating foreign generating plants. IPC will be qualified as a FUCO under Section 33 of the Act.

     4. By amending and restating the third to last paragraph of Item 1.B.3.b. as follows:

     UE and Quixx had net earnings in the aggregate of approximately $2.0 million (including $7.7 million from the sale of water rights and a $10.4 million loss from the write-off of the BCH Project) in calendar 1996, $12 million (including $7.7 million from the sale of water rights) in fiscal 1996 and $5.2 million in fiscal 1995.

     5. By amending Item 3. by amending and restating the following listed under "Sections of the Act" as follows:

9(a)(1), 10        Acquisition by NCE of stock of WGI, PSCCC, NC Services, NC
                   Enterprises, and possibly NC International; acquisition by NC Enterprises of stock of certain non-utility subsidiaries of PSCo and SPS; possible acquisition of stock by e prime of stock of NC Interna-


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                                      -4-


                   tional; acquisition by SPS of debt of NC Enterprises; acquisition of substations by SPS from UE

12                 Sale of substations by UE to SPS

     6. By amending Item 3. by deleting the reference to Rule 58 and by adding the following under "Rules":

43                 Sale of substations by UE to SPS

     7. By amending and restating the first paragraph of Item 3.A.2.a.ii.II. as follows:

     UE: UE is engaged in a variety of engineering, development, design, construction, and other related services for non-affiliated customers. UE will also provide such services to affiliates. Clearly, the engineering, construction and design of utility plants is functionally related to the core utility operations of NCE. A utility company must be able to construct or otherwise acquire additional capacity as needed, and UE has a proven ability to do so. While UE's principal expertise grew out of the construction of power-related projects for SPS and it continues to work on power-related projects, UE does, from time to time, provide engineering and design services for other types of industrial plant construction. UE is not expected to conduct its business principally with NCE affiliated companies. For example, for calendar 1996 and fiscal 1996, revenues derived by UE from sales to associates represented only 33.3% and 30.5%, respectively, of its total revenues. As a non-regulated subsidiary in the NCE system, UE will be able to compete in the developing independent, as well as regulated, power markets due to its ability to accomplish plant construction quickly and at a competitive price. UE also currently owns twenty-five electric substation facilities that it leases to twelve industrial customers of SPS. Revenues from that activity are approximately $2.5 million per year. The substations were purchased over a period of years from SPS, and the customers utilize the leased substations to secure power from SPS under a favorable transmission tariff recognized by Texas regulators. In order to obtain service under this tariff, the customer must own or lease its own substation facilities. The customer elects whether to build its own facility or lease it from UE or some other provider. SPS maintains a metering point upstream from the substation to record sales to the particular industrial customer. The delivery and sale of

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                                      -5-


the electric energy to the industrial customer takes place at transmission level voltage prior to the energy reaching the UE-owned substation. UE will attempt to renegotiate the existing leases to make them into capital leases in conformity with generally accepted accounting principles. UE will also endeavor to ensure that all future leases of substation equipment are such capital leases. At the end of five years from the date of the consummation of the Transaction, to the extent that there are outstanding any substation leases that are not such capital leases, NCE commits that those substations will be sold by UE to SPS at their then net book value, and hereby requests authority to make such transfers at that time. If any substations are transferred to SPS, UE personnel may continue to administer the lease arrangements for SPS for a fee determined in accordance with Section 13 of the Act and Rules 87 and 90 thereunder. Except with respect to services provided to EWGs and FUCOs, and except as provided below, all of UE's activities, as well as the activities of all of UE's subsidiaries, are limited to the United States. UE will not engage in any activity that would cause it to be a "public utility" under the Act.

     8. By amending and restating the last paragraph of Item 3.A.2.a.ii.III. as follows:

     Sale and servicing of electric and gas appliances: PSCo's appliance service operations provide repair services and warranties to customers in connection with certain household appliances and may involve the leasing of certain large appliances (i.e. HVAC system, lighting system, chillers) to industrial customers. In Mississippi Power & Light Co., HCAR No. 25140 (August 30, 1990), the Commission authorized Mississippi Power & Light Co. to market and sell manufacturers' warranties and service agreements for space conditioning equipment as well as to market, sell, lease, and finance the acquisition and installation of surge suppressors. PSCO's activities are similar and are, therefore, retainable. Such activities should also be retainable for the reason set forth above with respect to Quixx's financing for heat pump acquisition by SPS customers. Also under Rule 48 public utility companies, such as PSCo, are permitted to provide financing for customer purchases of, including from such public-utility company engaged in the business of selling, standard electric and gas appliances. Moreover, "[t]he sale of electric and gas appliances . . . and the installation and servicing thereof" are "energy-related" activities under Rule 58(b)(1)(iv).

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                                      -6-


     9. By amending and restating the second paragraph of Item 3.A.2.a.ii.V. as follows:

     Because NCE was not yet a holding company, none of the investments in non-utility activities that are described herein were pursuant to Commission order. However, since all of the activities of SPS were outside the ambit of the Act and since the non-utility investments of PSCo, an exempt holding company, were exempt under the Act, investments made by SPS and PSCo prior to the consummation of the Transaction which will continue as part of the NCE holdings after consummation of the merger, should not count in the calculation of the 15% maximum. The same reasoning that led the Commission to exempt prior investments for registered holding companies, justifies exempting from the 15% calculation the existing investments of a company about to be registered. As stated in the Rule, all additional investments made in those activities subsequent to the adoption of Rule 58 should be included in the 15% test.(2)

     10. By amending and restating the fifth paragraph of Item 3.A.2.b.ii.I. as follows:

     This additional interconnect will further the economic operation of the NCE system by enabling it to achieve additional production-related synergies. Indeed, the plans for the line's construction are not related to any requirement of the Act, but rather to the substantial benefits that will accrue as a result of the line. As recently as 1992, SPS and PSCo discussed connecting their systems through an HVDC tie and transmission line to facilitate transactions between their systems. The production-related benefits of the proposed interconnect were determined in three areas: capacity deferral savings, joint dispatch savings, and fuel energy savings. The process used to estimate these savings involved modeling each company's system and determining its costs on a stand-alone basis and then on a combined basis. The savings were based on a comparison of the individual system costs to those determined on a combined basis. The representation of the individual systems was based on each company's most recent resource plan, modified to account for any major changes in assumptions since the plan was developed, and the most recent fuel forecasts. The combined system expansion plan was based on the reduced ca-

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2    Footnote omitted from this Amendment but not deleted from the Application.

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                                      -7-


pacity requirements of the combined system and accounted for the expected fuel synergy savings. The development of these costs considered production costs as well as investment-related costs. Benefits attributed to joint dispatch savings were developed within the combined system model and coincide with the in-service date of a new transmission line between the two companies. Overall, it is anticipated that the electric production-related savings from the merger of PSCo and SPS will aggregate approximately $270 million (net of the cost of the line). To achieve this level of savings, the tie line will need to be constructed. Additional savings are likely to be realized over time. Additional information regarding electric production-savings can be found in Exhibit D-1.2.2. attached hereto. NCE undertakes to file a post-effective amendment to this Application/Declaration if the construction of the transmission tie line is not substantially completed within five years of consummation of the Transaction or if NCE determines not to build the tie line. Such post-effective amendment will address the measures that the NCE system will take to satisfy the requirements of Section 2(a)(29) of the Act.

     11. By amending and restating the first paragraph of Item 3.B.3. as follows:

     Various non-utility companies in the NCE system, namely NC Services, UE, Utility Services, PRC, Quixx, QPS, and e prime, e prime Operating, and ep3 (or successor company -- see note 48, supra) (collectively, the "Exempt Companies"), currently are, or will in the future be, providing services (including operation and maintenance) and selling goods to associated EWGs and QFs or to entities that will qualify as QFs, EWGs, or FUCOs following the Transaction. The Applicants request that the Commission permit the Exempt Companies to continue such transactions without compliance with the provisions of Section 13(b) and the rules and regulations thereunder.



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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to the application and declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                   New Century Energies, Inc.



                                   By:/s/Richard C. Kelly
                                      ------------------------------
                                      Richard C. Kelly
                                      Executive Vice President,
                                      Chief Financial Officer
                                        and Treasurer

Date:  June 6, 1997